UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                For May 15, 2007



                                    BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                     ENGLAND
                 (Jurisdiction of incorporation or organisation)

                         110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated May 15, 2007  -  Holding(s) in Company








TR-1(i): notification of major interests in shares

+--------------------------------------------+--------------------------------+
|1. Identity of the issuer or the underlying |Bunzl PLC                       |
|issuer of existing shares to which voting   |                                |
|rights are attached(ii):                    |                                |
+--------------------------------------------+----------------------+---------+
|2. Reason for the notification (please tick the appropriate box or |         |
|boxes)                                                             |         |
+-------------------------------------------------------------------+---------+
|An acquisition or disposal of voting rights                        |         |
+-------------------------------------------------------------------+---------+
|An acquisition or disposal of financial instruments which may      |         |
|result in the acquisition of shares already issued to which voting |         |
|rights are attached                                                |         |
+-------------------------------------------------------------------+---------+
|An event changing the breakdown of voting rights                   |         |
+-------------------------------------------------------------------+---------+
|Other (please specify): Shares in Issues changed from 337,365,531  |         |
|to 337,175,040 on 11th May 2007                                    |         |
+--------------------------------------------+----------------------+---------+
|3. Full name of person(s) subject to the    |Newton Investment Management    |
|notification obligation(iii):               |Limited                         |
+--------------------------------------------+--------------------------------+
|4. Full name of shareholder(s) (if different|Newton Investment Management    |
|from 3.)(iv):                               |Limited                         |
+--------------------------------------------+--------------------------------+
|5. Date of the transaction (and date on     |11/05/07                        |
|which the threshold is crossed or reached if|                                |
|different)(v):                              |                                |
+--------------------------------------------+--------------------------------+
|6. Date on which issuer notified:           |14/05/07                        |
+--------------------------------------------+--------------------------------+
|7. Threshold(s) that is/are crossed or      |Increased from 2.82% to 3.02%   |
|reached:                                    |                                |
+--------------------------------------------+------------------------------+-+
|8. Notified details:                        |Purchase 658,000 shares       | |
+--------------------------------------------+----------------------+-------+-+
+--------------------------------------------+----------------------+-------+-+



+------------------------------------------------------------------------------+
|A: Voting rights attached to shares                                           |
+------------+-----------------+-----------------------------------------------+
|Class/type  |Situation        |Resulting situation after the triggering       |
|of shares   |previous to the  |transaction(vii)                               |
|            |Triggering       |                                               |
|if possible |transaction (vi) |                                               |
|using the   +---------+-------+--------+--------------------+-----------------+
|ISIN CODE   |Number of|1      |Number  |Number of voting    |% of voting      |
|            |Shares   |       |of      |rights ix           |  rights         |
|            |         |       |shares  |                    |                 |
|            |         |       +--------+---------+----------+--------+--------+
|            |         |       |Direct  |Direct x |Indirect  |Direct  |Indirect|
|            |         |       |        |         |xi        |        |        |
+------------+---------+-------+--------+---------+----------+--------+--------+
|Ordinary    |9,522,719|2.82%  |N/A     |N/A      |10,180,719|N/A     |3.02%   |
|Shares      |         |       |        |         |          |        |        |
|            |         |       |        |         |          |        |        |
|ISIN        |         |       |        |         |          |        |        |
|GB00B0744B38|         |       |        |         |          |        |        |
+------------+---------+-------+--------+---------+----------+--------+--------+

+------------------------------------------------------------------------------+
|B: Financial Instruments                                                      |
+------------------------------------------------------------------------------+
|Resulting situation after the triggering transaction xii                      |
+---------------+-----------+------------------+-------------------+-----------+
|Type of        |Expiration |Exercise/         |Number of voting   |% of voting|
|financial      |date xiii  |Conversion Period/|rights that may be |rights     |
|instrument     |           |Date xiv          |acquired if the    |           |
|               |           |                  |instrument is      |           |
|               |           |                  |exercised/         |           |
|               |           |                  |converted.         |           |
+---------------+-----------+------------------+-------------------+-----------+
|               |           |                  |                   |           |
+---------------+-----------+------------------+-------------------+-----------+

+-----------------------------------------------------------------------------+
|Total (A+B)                                                                  |
+-------------------------------------+---------------------------------------+
|Number of voting rights              |% of voting rights                     |
+-------------------------------------+---------------------------------------+
|10,180,719                           |3.02%                                  |
+-------------------------------------+---------------------------------------+





+------------------------------------------------------------------------------+
|9. Chain of controlled undertakings through which the voting rights and/or the|
|financial instruments are effectively held, if applicable xv:                 |
+------------------------------------------------------------------------------+
|                                                                              |
+------------------------------------------------------------------------------+
|Proxy Voting:                                                                 |
+-------------------------------------------------+----------------------------+
|10. Name of the proxy holder:                    |N/A                         |
+-------------------------------------------------+----------------------------+
|11. Number of voting rights proxy holder will    |N/A                         |
|cease to hold:                                   |                            |
+-------------------------------------------------+----------------------------+
|12. Date on which proxy holder will cease to hold|N/A                         |
|voting rights:                                   |                            |
+---------------------------------+---------------+----------------------------+
|13. Additional information:      |                                            |
+---------------------------------+--------------------------------------------+
|14. Contact name:                |Paul Hussey                                 |
+---------------------------------+--------------------------------------------+
|15. Contact telephone number:    |+44 (0)207 495 4950                         |
+---------------------------------+---------------+----------------------------+
+---------------------------------+---------------+----------------------------+


--------------------------



(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.(DEL: :DEL)

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

vii If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

 For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii Direct and indirect

ix In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

X Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

xi Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

xv The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi This annex is only to be filed with the competent authority.

xvii Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.






                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  May 15, 2007                           By:__/s/ Michael Roney__

                                              Title:   Chief Executive Officer